Exhibit 21.1

SUBSIDIARIES OF AMBASSADORS INTERNATIONAL, INC.

1.	Ambassadors, LLC, a Delaware limited liability company

2.	Ambassadors Cruise Group, LLC, a Delaware limited liability company

3.	Cypress Reinsurance, Ltd, a Bermuda corporation

4.	BellPort Group, Inc., a Delaware corporation

5.	American West Steamboat Company, LLC, an Oregon limited liability company, a wholly-owned subsidiary of Ambassadors Cruise Group, LLC

6.	EN Boat LLC, an Oregon limited liability company, a wholly-owned subsidiary of Ambassadors Cruise Group, LLC

7.	QW Boat LLC, an Oregon limited liability company, a wholly-owned subsidiary of Ambassadors Cruise Group, LLC